National Futures Association

Filed	October 04, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BARCLAYS BANK PLC	**NFA ID**	0209452
Submitted By	AMBER HUMAYUN	**User ID**	HUMAYUNA1

Business Information

Business Address
1 CHURCHILL PLACE
CANARY WHARF
LONDON E14 5HP
UNITED KINGDOM

Phone Number   44 (0) 20 7116 1000

Fax Number   Not provided.

E-mail Address   Not provided.

Filed	October 04, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BARCLAYS BANK PLC	**NFA ID**	0209452
Submitted By	AMBER HUMAYUN	**User ID**	HUMAYUNA1

Location of Business Records

Business Records Address

1 CHURCHILL PLACE
LONDON E14 5HP
UNITED KINGDOM

U.S. Address for Production of Business Records

BARCLAYS CAPITAL INC.
745 7TH AVENUE
NEW YORK, NY 10019
UNITED STATES

Filed	October 04, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BARCLAYS BANK PLC	**NFA ID**	0209452
Submitted By	AMBER HUMAYUN	**User ID**	HUMAYUNA1

Contact Information

Registration Contact

MARY BETH COFFEY
300 JEFFERSON PARK
WHIPPANY, NJ 07981
UNITED STATES
Phone: 212-412-3206
E-mail: MARYBETH.COFFEY@BARCLAYS.COM

Membership Contact

MARY BETH COFFEY
300 JEFFERSON PARK
WHIPPANY, NJ 07981
UNITED STATES
Phone: 212-412-3206
E-mail: MARYBETH.COFFEY@BARCLAYS.COM

Accounting Contact

MARY BETH COFFEY
300 JEFFERSON PARK
WHIPPANY, NJ 07981
UNITED STATES
Phone: 212-412-3206
E-mail: MARYBETH.COFFEY@BARCLAYS.COM

Filed   October 04, 2019   **OMB Numbers** 3038-0023 and 3038-0072

Registrant   BARCLAYS BANK PLC   **NFA ID**   0209452

Submitted By   AMBER HUMAYUN   **User ID**   HUMAYUNA1

Arbitration Contact

TIMOTHY MAGEE
745 7TH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212 526-8252
E-mail: TIMOTHY.E.MAGEE@BARCLAYS.COM

Compliance Contact

RYAN HICKEY
745 7TH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212-526-8188
E-mail: RYAN.HICKEY@BARCLAYS.COM

Exempt Foreign Firm Contact

MARY BETH COFFEY
300 JEFFERSON PARK
WHIPPANY, NJ 07981
UNITED STATES
Phone: 212-412-3206
E-mail: MARYBETH.COFFEY@BARCLAYS.COM

Filed   October 04, 2019   **OMB Numbers** 3038-0023 and 3038-0072
Registrant   BARCLAYS BANK PLC   **NFA ID**   0209452
Submitted By   AMBER HUMAYUN   **User ID**   HUMAYUNA1

Chief Compliance Officer

EDVARD OLSEN
745 7TH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 2125262423
E-mail: EDVARD.OLSEN@BARCLAYS.COM

Enforcement/Compliance Communication Contact

RYAN HICKEY
745 7TH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212-526-8188
E-mail: RYAN.HICKEY@BARCLAYS.COM

Filed	October 04, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BARCLAYS BANK PLC	**NFA ID**	0209452
Submitted By	AMBER HUMAYUN	**User ID**	HUMAYUNA1

Registrant Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.